SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

1450 Don Mills Road, Toronto, Ontario M3B 2X7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

On October 12, 2012, Postmedia Network Canada Corp. (the “Registrant”) released the document listed below announcing, that further to its announcement of June 26, 2012, it has completed the sale of property at 1450 Don Mills Road in Toronto to The Rose & Thistle Group Ltd.

The Registrant will apply the net proceeds of the sale (approximately C$23.2 million) to redeem an equal amount of senior secured notes due 2017 in accordance with the provisions of the note indenture.

The Registrant will lease back the property for a period of eighteen (18) months. As previously announced, the Registrant has entered into a lease agreement for its new head office at 365 Bloor Street East in downtown Toronto, which lease commences December 1, 2013.

Item 9.01 Financial Statements and Exhibits.

The document included with this report is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibit 99.1                  Press release dated October 12, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

		By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer
Date:	October 12, 2012

EXHIBIT INDEX

Exhibit 99.1      Press Release dated October 12, 2012.